Filed by LAN S.A. Pursuant to

Rule 425 under the Securities Act of 1933 and

Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company:

TAM S.A.

(Commission File No. 333-177984)

Santiago, June 22, 2012

Mr. Fernando Coloma Correa

Superintendent

Superintendence of Securities and Insurances

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicates ESSENTIAL FACT.

Dear Mr. Superintendent:

As established in Article 9 and in Article 10, paragraph 2, of the Securities Market Law (Ley de Mercado de Valores), and in General Regulation No. 30, (Norma de Carácter General N° 30), being duly empowered, I hereby report the following ESSENTIAL FACT regarding LAN Airlines S.A. (“LAN”), Securities Registry No. 306:

1. By means of Essential Fact dated December 21, 2011, it was reported that shareholders meetings were held and approved the merger of LAN with Sister Holdco S.A. (“Sister Holdco”) and Holdco II S.A. (“Holdco II”), two companies specially incorporated for purposes of the proposed combination between LAN and TAM S.A. (“TAM”). If Holdco II successfully completed an exchange offer for the TAM shares (including those represented by American Depositary Shares – ADSs – of TAM), both Sister Holdco and Holdco II would be absorbed by LAN (the “Mergers”), with LAN continuing as the surviving entity. Prior to the Mergers, Sister Holdco would hold the TAM shares contributed by the controlling shareholders of TAM, and Holdco II would hold the TAM shares and ADSs acquired pursuant to the exchange offer.

2. By means of Essential Fact dated May 10, 2012, it was reported that Holdco II and LAN had initiated in the Federal Republic of Brazil (“Brazil”) and in the United States of America (“USA”) an exchange offer (the “Exchange Offer”) for all outstanding TAM shares (including those represented by TAM ADSs) other than those held by the controlling shareholders of TAM, for Holdco II shares, and ultimately, for LAN shares (the latter being the legal successor of Holdco II due to the effectiveness of the Mergers), in the form of Brazilian Depositary Receipts - BDRs - in Brazil, and American Depositary Receipts - ADRs – in the USA.

3. The Exchange Offer was subject to minimum conditions of acceptance for its success and to certain other conditions. In particular, there were established (i) the squeeze-out condition, as a result of which TAM would be able to mandatorily redeem all of the TAM shares not tendered in the Exchange Offer or contributed by the controlling shareholders of TAM; and (ii) the delisting condition, as a result of which TAM would no longer be a registered public company in Brazil.

•

According to Brazilian law, for the delisting condition to be met, more than 2/3 of the total TAM shares participating in the Exchange Offer shall have agreed with the deregistration of TAM as a public company in Brazil.

4. On June 12, 2012, LAN waived the squeeze-out condition, which was informed by means of an Essential Fact on that same date. As a result of this waiver, according to Brazilian law, the term of the Exchange Offer was extended for 10 calendar days, and a new date for the auction in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros was scheduled for June 22, 2012 at 9:00 a.m., Santiago and New York time (10:00 a.m., Sao Paulo time).

5. Prior to the expiration of the Exchange Offer, 99.9% of the TAM shares that participated in the Exchange Offer agreed with the deregistration of TAM as a public company in Brazil, thereby satisfying the delisting condition. For information purposes, the TAM shares tendered in the Exchange Offer together with those contributed by the controlling shareholders of TAM represent 95.9% of TAM shares in circulation.

6. Based on the foregoing and the satisfaction of the other conditions to the completion of the Exchange Offer, the auction took place in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros today, at 9:00 a.m., Santiago and New York time (10:00 a.m., Sao Paulo time).

7. Also, and following the steps provided in the transaction, on this same date LAN, Sister Holdco and Holdco II will execute the deed evidencing the Mergers, pursuant to which the outstanding Sister Holdco and Holdco II shares are exchanged for LAN shares, at the rate of 0.9 shares of LAN for each one of such shares:

Sister Holdco:

Shareholder	Sister Holdco Shares	LAN Shares Issued in Merger	Note
TEP Chile S.A.	72,837,861	65,554,074	Evidencing the direct and indirect contribution of 72,837,860 shares of TAM by the controlling shareholders of TAM
Nominal Shareholder	1	1
Total:	72,837,862	65,554,075

Holdco II:

Shareholder	Holdco II Shares	LAN Shares Issued in Merger	Note
Itaú Corretora de Valores S.A.	29,723,889	26,751,500 in the form of BDRs of LAN	Evidencing the contribution of 29,723,889 shares of TAM as a result of the Exchange Offer
JPMorgan Chase Bank, N.A.	47,588,095	42,829,285, in the form of ADRs of LAN	Evidencing the contribution of 47,588,095 shares of TAM (in the form of ADSs) as a result of the Exchange Offer
Nominal Shareholder	1	1
LAN	1	—	Share is cancelled
Total:	77,311,986	69,580,786

8. The share exchange process will be automatically executed in the LAN’s shareholders registry on June 22, 2012, and settlement of the Exchange Offer will occur with the delivery abroad to the shareholders of TAM that accepted the Exchange Offer of the corresponding ADRs and BDRs of LAN on June 27, 2012.

9. Finally, on this date (i) LAN changes its name to “LATAM Airlines Group S.A.”, notwithstanding that it may also continue to do business under the trade names “LATAM Airlines”, “LATAM Airlines Group”, “LATAM Group”, “LAN Airlines”, “LAN Group” and/or “LAN”; and (ii) the shareholders agreements with respect to LAN, Holdco I S.A., and TAM and its subsidiaries referred to in the Material Fact dated January 19, 2011, become effective.

10. Attached you will find the relevant fact that is filed today Brazil.

Yours sincerely,

Alejandro de la Fuente Goic

Vice-President of Finance

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

4